                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

    1934

For the fiscal year ended December 31, 2000



                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from ________to________.

Commission file number 1-2516


       A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PHARMACIA CORPORATION
                             (fka Monsanto Company)
                              100 Route 206 North
                           Peapack, New Jersey 07977

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                           The Pharmacia & Upjohn Employee Savings Plan

                           By: /s/ Peter J. McCauley
                               -----------------------
                               Peter J. McCauley
                               Director, Global Pension & Savings Plan
                               Secretary, Administrative Committee - U.S. Plans Pharmacia Corporation


June 29, 2001

THE PHARMACIA & UPJOHN
EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2000 and 1999

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Index to Financial Statements

                           December 31, 2000 and 1999

                                                                              Page
                                                                              ----
     Report of Independent Accountants                                           1

     FINANCIAL STATEMENTS:

       Statements of Net Assets Available for Plan Benefits
         as of December 31, 2000 and 1999                                        2

       Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended December 31, 2000                                    3

       Notes to Financial Statements                                             4

     SUPPLEMENTAL SCHEDULES:

       Schedule of Assets Held for Investment Purposes
         At End of Year December 31, 2000                                       17

       Schedule of Reportable Transactions
         for the year ended December 31, 2000                                   26

       Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Pharmacia & Upjohn Employee Savings Plan.

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]



                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Pharmacia & Upjohn Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of The Pharmacia & Upjohn Employee Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at Year End as of December 31, 2000 and Reportable Transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP

June 13, 2001

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                                                                      DECEMBER 31,
                                                        ----------------------------------------
                                                             2000                      1999
                                                        --------------            --------------
ASSETS:

Investments, at fair value                              $1,683,304,487            $1,388,704,265
Investments, at contract value                             214,166,263               221,781,807
                                                        --------------            --------------

         Total investments                               1,897,470,750             1,610,486,072
                                                        --------------            --------------
Receivables:
   Company contributions, net of forfeitures                33,568,691                29,204,436
   Participant contributions                                 3,296,318                        --
   Dividends and interest receivable                         4,564,239                 4,570,253
   Investments sold                                          1,043,145                        --
                                                        --------------            --------------
         Total receivables                                  42,472,393                33,774,689
                                                        --------------            --------------

         Total assets                                    1,939,943,143             1,644,260,761
                                                        --------------            --------------
LIABILITIES:

   Notes payable                                           234,700,000               260,700,000
   Interest payable                                         45,975,096                44,308,671
   Other                                                       622,757                   882,410
                                                        --------------            --------------
         Total liabilities                                 281,297,853               305,891,081
                                                        --------------            --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $1,658,645,290            $1,338,369,680
                                                        ==============            ==============

See accompanying notes to the financial statements.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                                                              FOR THE YEAR ENDED
                                                               DECEMBER 31, 2000
                                                                --------------
Additions:
   Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value of investments            $  291,400,136
       Interest                                                     15,224,314
       Dividends                                                    60,531,707
       Interest on participants' loans                               2,555,587
                                                                --------------
         Total investment income                                   369,711,744

     Contributions:
       Participant                                                  71,158,334
       Rollovers                                                     7,315,938
       Company, net of forfeitures                                  34,090,320
                                                                --------------
         Total additions                                           482,276,336
                                                                --------------
Deductions:
   Deductions from net assets attributed to:

     Benefits paid to participants                                 138,041,527
     Plan expenses                                                     979,944
     Interest on notes payable                                      22,979,255
                                                                --------------
         Total deductions                                          162,000,726
                                                                --------------

       Net increase                                                320,275,610
                                                                --------------
Net assets available for plan benefits:

   Beginning of year                                             1,338,369,680
                                                                --------------
   End of year                                                  $1,658,645,290
                                                                ==============

See accompanying notes to the financial statements.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

1.   DESCRIPTION OF PLAN

     The following brief description of the Pharmacia & Upjohn Employee Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     Pharmacia Corporation (the "Company") is the sponsor of the Plan. The Plan is a defined contribution plan with two component parts: a Section 401(k) plan and an Employee Stock Ownership Plan (the "ESOP"). The Plan covers substantially all domestic employees of the Company not otherwise covered by another defined contribution plan of the Company.

     ADMINISTRATION

     The Administrative Committee U.S. Plans is responsible for administering Plan operations in accordance with ERISA plan documents. The Global Benefits Investment Committee is responsible for monitoring Plan investments.

     CONTRIBUTIONS

     Participants can elect to contribute on a before-tax or after-tax basis from 1% to 18%, in 1% increments, of their Total Pay, as defined in the Plan document. The Internal Revenue Code ("IRC") contains certain limits on participant contributions to a qualified plan, such as a $10,500 limit on a participant's before-tax contributions during the 2000 calendar year. Other limits also apply to highly compensated employees participating in the Plan.

     Participants may also elect to make rollover contributions to the Plan from other qualified defined contribution plans.

     Since 1990, matching contributions have been made through the ESOP. The Company matching contributions are the basis for allocating shares of the Company's Convertible Perpetual Preferred Stock ("Preferred Stock") to participants' accounts. Dividends paid to the participants' ESOP accounts are also allocated in Preferred Stock.

     The Company will match 100% of participant contributions, from 1% to 5% of Total Pay, in the form of Preferred Stock within the ESOP. The Plan will allocate shares of Preferred Stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. The value of a share of Preferred Stock will be the closing price of one share of Pharmacia common stock multiplied by a 1.7255 conversion factor.

     Cash dividends on Preferred Stock shares allocated to participants' accounts prior to January 1, 2000 are exchanged for additional shares of Preferred Stock using the $40.30 per-share stated value (the purchase price paid by the ESOP at its inception). Cash dividends on Preferred Stock shares allocated to participants' accounts on or after January 1, 2000 are exchanged for additional shares of Preferred Stock using the Pharmacia common stock price multiplied by the 1.7255 conversion factor.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     The Company contributes to the ESOP cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the ESOP's outstanding debt and to release Preferred Stock to cover allocations to participant accounts. Employer dividends paid to the ESOP on the Preferred Stock and certain other funds are also used to repay the debt incurred by the Plan to purchase the Preferred Stock from the Company at the inception of the leveraged ESOP (see Note 4).

     INVESTMENT OPTIONS

     Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document.

     Each participant may direct his or her contributions to the following fund options:

     (a)      Income Fund,
     (b)      American Balanced Fund,
     (c)      Indexed Stock Fund,
     (d)      Neuberger Berman Guardian Fund,
     (e)      American Century Ultra Fund,
     (f)      Templeton Foreign Fund, or
     (g)      Pharmacia Common Stock Fund, or
     (h) Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

     Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

     Company matching contributions and earnings thereon are only posted to the ESOP Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion (up to a specified percentage) of their Pharmacia Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their ESOP Fund balance into the other investment fund options.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, Company contributions, and plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     VESTING

     Participants are always 100% vested in their contributions to the Plan and earnings thereon.

     As of January 1, 2000, all Company contributions and earnings thereon are 100% vested for all active participants on or after to January 1, 2000.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     Participants who terminated employment prior to January 1, 2000 with less than five years of employment service and less than three years of participation in the Plan are subject to the vesting schedule below:

     YEARS OF PARTICIPATION                   NON-FORFEITABLE PERCENTAGE
     ----------------------                   --------------------------
     1 but less than 2                                 33 1/3%
     2 but less than 3                                 66 2/3%
     3 or more                                         100%

     Participants who cease participation in the Plan may be entitled to forfeited amounts if they re-participate in the Plan within five years.

     PARTICIPANT LOANS

     The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a $3,000 minimum loan amount. The loans are secured by the balance in the participant's account and bear a pre-established interest rate. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

     PAYMENT OF BENEFITS

     Participants who leave the Company may elect to receive their vested Plan balance. However, their Pharmacia Common Stock Fund and ESOP accounts may be subject to forfeiture based upon years of participation and service (if the participant terminated employment prior to January 1, 2000).

     Benefits are paid either in cash or in cash and Pharmacia common stock. Pharmacia common stock is issued only with respect to the participant's accounts in the Pharmacia Common Stock Fund and the ESOP Fund. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum, in installments or by the purchase of an annuity contract. If a participant elects to receive common stock, each share of the Preferred Stock (based on participant records) will be converted into
     1.7255 shares of Pharmacia common stock.

     Participants may also elect to make in-service withdrawals subject to certain restrictions.

     MERGER OF PLAN SPONSOR

     Effective March 31, 2000, Pharmacia & Upjohn, Inc. merged with the Monsanto Company to form Pharmacia Corporation. As a result of the merger, each share of Pharmacia & Upjohn common stock was exchanged for 1.19 shares of Pharmacia Corporation common stock. In addition, each share of Pharmacia & Upjohn Preferred Stock was exchanged for one share of convertible perpetual preferred stock of Pharmacia Corporation. Amounts of common shares presented as of December 31, 1999 throughout this document represent Pharmacia & Upjohn shares prior to applying the 1.19 conversion ratio and amounts of preferred shares presented as of December 31, 1999 represent the equivalent number of Pharmacia & Upjohn preferred shares.

2.   SUMMARY OF ACCOUNTING POLICIES

     METHOD OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 5). Pharmacia Common Stock is valued at quoted market price as of the last business day of the Plan year. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year.

     Pharmacia Preferred Stock is valued using the higher of the per-share stated value of $40.30 or the quoted market price of Pharmacia common stock multiplied by 1.7255 on the last business day of the Plan year. (Note:
     Preferred Stock share balances maintained by the Plan's trustee and recordkeeper are on a basis equal to one-thousandth of the share balance reflected on the Company's financial statements and the $40,300 stated value.)

     Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     PAYMENT OF BENEFITS

     Benefit payments are recorded when paid.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     PLAN EXPENSES

     The Plan pays certain outside service provider expenses (e.g., recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are netted against investment income. Certain other expenses are paid by the Company.

     FORFEITURES

     Forfeited amounts are used to pay expenses of the Plan, interest on ESOP debt incurred by the Plan and to reduce Company contributions. Forfeitures which have not been utilized amounted to $21,630 and $599,130 as of December 31, 2000 and 1999, respectively.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, mutual funds, common/collective trusts, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                              DECEMBER 31,
                                                                                 ------------------------------------
                                                                                     2000                    1999
                                                                                 ------------            ------------
     Neuberger Berman Guardian Fund (4,836,623 and 3,978,639 units,
       respectively)                                                             $ 71,775,488            $ 73,604,822
     Indexed Stock Fund (6,596,621 and 6,424,626 units, respectively)             243,745,143             261,238,026
     American Century Ultra Fund (5,292,897 and 4,010,145 units,
       respectively)                                                              171,331,060             183,584,440
     Pharmacia Common Stock (5,052,303 and 4,680,178 shares,
       respectively)*                                                             308,190,483             210,608,010
     Pharmacia Preferred Stock (6,517,533 and 6,692,442 shares,
       respectively)*                                                             686,006,172             436,681,847

     *Nonparticipant-directed

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $291,400,136 as follows:

                                                   2000
                                               -------------
     Mutual funds                              $ (78,044,734)
     Common Stock                                128,181,196
     Preferred Stock                             264,879,002
     Common/collective trust funds               (23,615,328)
                                               -------------
                                               $ 291,400,136
                                               =============

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     PHARMACIA COMMON STOCK FUND

     Effective April 1, 1999, the Pharmacia Common Stock Fund was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the Pharmacia Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

     Below are the net assets and significant components of the changes in net assets relating to the Pharmacia Common Stock Fund:

                                                              2000                    1999
                                                          ------------            ------------
     Investments:
       Short-term investment funds                        $  1,747,268            $  3,721,116
       Pharmacia Common Stock                              308,190,483             210,608,010
                                                          ------------            ------------
              Total investments                            309,937,751             214,329,126

     Receivables:
        Dividends and interest receivable                       14,993                  15,251
        Participant contributions                              221,197                      --
        Receivable from other investment funds                      --                 107,173
        Investments sold                                     1,036,379                      --
                                                          ------------            ------------
              Total receivables                              1,272,569                 122,424
                                                          ------------            ------------
     Liabilities:
        Payable to other investment funds                      278,076                      --
        Other liabilities                                        1,885                   8,816
                                                          ------------            ------------
              Total liabilities                                279,961                   8,816
                                                          ------------            ------------

     Net assets available for plan benefits               $310,930,359            $214,442,734
                                                          ============            ============

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                                                                   YEAR ENDED
                                                                DECEMBER 31, 2000
                                                                  ------------
     Additions:
       Additions to net assets attributed to:
         Investment income:
            Net appreciation                                      $128,181,196
            Interest                                                   168,984
            Dividends                                                3,690,575
                                                                  ------------
                 Total investment income                           132,040,755

       Participant contributions (including rollovers)               4,657,347
                                                                  ------------

                 Total additions                                   136,698,102
                                                                  ------------
     Deductions:
        Deductions from net assets attributed to:

         Transfers to other investment funds, net                    8,475,130
         Benefits paid to participants                              31,643,700
         Plan expenses                                                  91,647
                                                                  ------------

                 Total deductions                                   40,210,477
                                                                  ------------

     Net increase                                                   96,487,625

     Net assets available for plan benefits:

       Beginning of year                                           214,442,734
                                                                  ------------
       End of year                                                $310,930,359
                                                                  ============

     ESOP AND NOTES PAYABLE

     On March 1, 1990, the ESOP borrowed $275 million from the Bank of New York through the issuance of amortizing notes. These notes, which are guaranteed by the Company, mature in 2004 and pay interest at an annual rate of 9.79%. The proceeds of this debt were paid to the Company to liquidate $275 million of an original $300 million loan from the Company to the ESOP. The remaining principal balance on these notes was $189,700,000 with unpaid interest of $18,571,630 and $217,700,000 with unpaid interest of $21,312,830 as of December 31, 2000 and 1999, respectively.

     As of March 1, 1990, the ESOP also issued a new note to the Company in settlement of the remaining balance on the original ESOP loan. This note, in the amount of $25 million, carries an interest rate of 6.25% per annum. Interest accrues and is payable, along with principal, no later than the maturity date of February 1, 2005. The balance of this note, including unpaid interest, was $48,225,811 and $45,388,998 at December 31, 2000 and 1999, respectively.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     Effective January 31, 1997, the ESOP and State Street Bank entered into an agreement, whereby the ESOP can borrow amounts that in the aggregate cannot exceed $95,000,000 (collectively the "New Loans"). Any such borrowings bear interest at 7.00% per annum and will be due no later than December 31, 2010. No interest shall be due until the maturity date of any New Loans. The proceeds of each New Loan are to be used to pay principal and interest then due on any existing ESOP loans. In relation to New Loans, the ESOP had drawings of $20,000,000 with unpaid interest of $4,177,655 and $18,000,000 with unpaid interest of $2,606,843 as of December 31, 2000 and 1999, respectively.

     Projected loan payments on the ESOP debt (net of future New Loans) are as follows:

     YEAR                              AMOUNT
     ---------------------------------------------
     2001                       $       32,800,000
     2002                               38,871,645
     2003                               33,898,058
     2004                               39,456,269
     2005 to 2010                       89,674,028
                                ------------------
        Total                   $      234,700,000
                                ==================

Following are the net assets and significant components of the changes in net assets relating to the ESOP:

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                                                                        DECEMBER 31,
                                                                           2000
                                                     ALLOCATED          UNALLOCATED           TOTAL
                                                   ------------        ------------        ------------
Investments:
  Short-term investment funds                      $         --        $ 13,368,267        $ 13,368,267
  Pharmacia Preferred Stock, convertible            306,352,473         379,653,699         686,006,172
                                                   ------------        ------------        ------------
         Total investments                          306,352,473         393,021,966         699,374,439
                                                   ------------        ------------        ------------
Receivables:
  Dividends and interest receivable                          --           4,372,180           4,372,180
  Company contributions, net of forfeitures                  --          33,568,691          33,568,691
  Other receivables                                          --               5,348               5,348
                                                   ------------        ------------        ------------
         Total receivables                                   --          37,946,219          37,946,219
                                                   ------------        ------------        ------------
Liabilities:
  Notes payable                                              --         234,700,000         234,700,000
  Interest payable                                           --          45,975,096          45,975,096
                                                   ------------        ------------        ------------
         Total liabilities                                   --         280,675,096         280,675,096
                                                   ------------        ------------        ------------

Net assets available for plan benefits             $306,352,473        $150,293,089        $456,645,562
                                                   ============        ============        ============

                                                                       DECEMBER 31,
                                                                          1999
                                                    ALLOCATED          UNALLOCATED             TOTAL
                                                   ------------        ------------        ------------
Investments:
  Short-term investment funds                      $         --        $ 13,583,734        $ 13,583,734
  Pharmacia Preferred Stock, convertible            165,753,679         270,928,168         436,681,847
                                                   ------------        ------------        ------------
         Total investments                          165,753,679         284,511,902         450,265,581
                                                   ------------        ------------        ------------
Receivables:
  Dividends and interest receivable                          --           4,455,913           4,455,913
  Company contributions, net of forfeitures                  --          29,204,436          29,204,436
  Other receivables                                          --              23,029              23,029
                                                   ------------        ------------        ------------
         Total receivables                                   --          33,683,378          33,683,378
                                                   ------------        ------------        ------------
Liabilities:
  Notes payable                                              --         260,700,000         260,700,000
  Interest payable                                           --          44,308,671          44,308,671
                                                   ------------        ------------        ------------
         Total liabilities                                   --         305,008,671         305,008,671
                                                   ------------        ------------        ------------

Net assets available for plan benefits             $165,753,679        $ 13,186,609        $178,940,288
                                                   ============        ============        ============

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                                                                             YEAR ENDED DECEMBER 31, 2000
                                                               ---------------------------------------------------------
                                                                 ALLOCATED            UNALLOCATED              TOTAL
                                                               -------------         -------------         -------------
     Additions:
      Additions to net assets attributed to:
       Investment income:
          Net appreciation                                     $ 115,724,628         $ 149,154,374         $ 264,879,002
          Interest                                                        --               536,508               536,508
          Dividends                                                6,807,987             9,760,450            16,568,437
                                                               -------------         -------------         -------------
              Total investment income                            122,532,615           159,451,332           281,983,947

       Company contributions, net of forfeitures                          --            34,090,320            34,090,320
       Allocation of 382,184 shares of Preferred Stock
         for Company matching contributions                       33,455,917                    --            33,455,917
                                                               -------------         -------------         -------------
              Total additions                                    155,988,532           193,541,652           349,530,184
                                                               -------------         -------------         -------------
     Deductions:
      Deductions from net assets attributed to:

        Benefits paid to participants                            (14,798,168)                   --           (14,798,168)
        Interest on notes payable                                         --           (22,979,255)          (22,979,255)
        Transfers to other investment funds                         (591,570)                   --              (591,570)
        Allocation of 382,184 shares of Preferred Stock
          for Company matching contributions                              --           (33,455,917)          (33,455,917)
                                                               -------------         -------------         -------------
               Total deductions                                  (15,389,738)          (56,435,172)          (71,824,910)
                                                               -------------         -------------         -------------

            Net increase                                         140,598,794           137,106,480           277,705,274

     Net assets available for plan benefits:

        Beginning of year                                        165,753,679            13,186,609           178,940,288
                                                               -------------         -------------         -------------
        End of year                                            $ 306,352,473         $ 150,293,089         $ 456,645,562
                                                               =============         =============         =============

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Income Fund consists primarily of benefit responsive GICs and SICs. The contract value of the GICs and SICs represents the cost or book-value of the contract plus accrued interest. At December 31, 2000 and 1999, the Plan held GICs with a contract value of $30,147,174 and $40,474,517, respectively. The contract value of the SICs represents fair value of the underlying asset plus the book-value of the wrapper contract associated with the underlying asset. At December 31, 2000 and 1999, SIC fair values were $185,229,622 and $177,738,536, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield and crediting interest rates were approximately 6% for 2000 and 1999. The crediting interest rate for GICs is based on a formula agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500.

                                                                                             DECEMBER 31,
                                                                               --------------------------------------
                                                                                      2000                 1999
                                                                               -----------------   ------------------
     Net assets available for plan benefits per the financial statements       $   1,658,645,290   $    1,338,369,680

     Amounts allocated to withdrawing participants                                    (1,075,946)         (1,533,534)
                                                                               -----------------   ------------------

     Net assets available for plan benefits per Form 5500                      $   1,657,569,344   $    1,336,836,146
                                                                               =================   ==================

     The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                                                   YEAR ENDED
                                                                               DECEMBER 31, 2000
                                                                                ----------------
     Benefits paid to participants per the financial statements                 $    138,041,527

     Add: Amounts allocated to withdrawing participants at December 31, 2000           1,075,946

     Less: Amounts allocated to withdrawing participants at December 31, 1999         (1,533,534)
                                                                                ----------------

     Benefits paid to participants per Form 5500                                $    137,583,939
                                                                                ================

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   RELATED-PARTY TRANSACTIONS

     The Plan holds shares of Pharmacia common stock and preferred stock. At December 31, 2000 and 1999, the Plan owned 5,052,303 and 4,680,178 shares of Pharmacia Corporation common stock at a cost of $87,782,347 and $75,850,797, respectively. At December 31, 2000 and 1999, the Plan owned 6,517,533 and 6,692,442 shares of Pharmacia Corporation preferred stock at a cost of $262,656,580 and $269,705,413, respectively. In addition, Plan funds are invested in a short-term investment fund as well as SICs issued by State Street Bank & Trust Company, a trustee of the Plan. At December 31, 2000 and 1999, the fair value of the State Street Bank & Trust Company short term investment account was $43,355,639 and $40,622,685, respectively and the contract value of the SICs was $15,232,902 and $22,067,683, respectively. At December

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


     31, 1999, Plan funds were also invested in short-term investment funds issued by the Bank of New York, a prior trustee of the Plan, the fair value of which was $2,433,421.

8.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire plan balance (including match and discretionary contributions and earnings thereon).

9.   TAX STATUS OF THE PLAN

     The Plan obtained its latest determination letter on April 18, 1996, in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                             SUPPLEMENTAL SCHEDULES

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000

EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
 (a)     IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
           LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
       Common Stock:
*        Pharmacia Corporation             Common stock, $2.00 par value;
                                           5,052,303 shares                   $          87,782,347  $         308,190,483
                                                                              ---------------------  ---------------------
                Total common stock                                            $          87,782,347  $         308,190,483
                                                                              ---------------------  ---------------------
       Preferred stock:
*        Pharmacia Corporation
             convertible -  unallocated    Preferred stock, $.01 par value;
                                           3,606,973 shares                   $         145,361,012  $         379,653,699




*        Pharmacia Corporation
             convertible - allocated       Preferred stock, $.01 par value;
                                           2,910,560 shares                             117,295,568            306,352,473
                                                                              ---------------------  ---------------------
                Total preferred stock                                         $         262,656,580  $         686,006,172
                                                                              ---------------------  ---------------------
       Mutual Funds:
         American Century Ultra            Mutual fund: 5,292,897 units       $         173,922,200  $         171,331,060
         American Balanced                 Mutual fund: 4,068,225 units                  59,875,319             62,935,443
         Neuberger Berman Guardian         Mutual fund: 4,836,623 units                  96,837,708             71,775,488
         Templeton Foreign                 Mutual fund: 6,364,381 units                  62,632,522             65,807,701
                                                                              ---------------------  ---------------------
                Total mutual funds                                            $         393,267,749  $         371,849,692
                                                                              ---------------------  ---------------------
       Common/Collective Trust Funds:
        Barclays Global Investors          Common/Collective Trust Fund:
        Equity Index Fund                  6,596,621 units                    $         139,915,433  $         243,745,143
                                                                              ---------------------  ---------------------
                Total Common/Collective Trust Fund                            $         139,915,433  $         243,745,143
                                                                              ---------------------  ---------------------
       Short-Term Investment Funds:
*        State Street Bank & Trust Co.
         Short-Term Investment Fund        Money market fund                  $          43,355,639  $          43,355,639
                                                                              ---------------------  ---------------------
                Total Short-Term Investment Funds                             $          43,355,639  $          43,355,639
                                                                              =====================  =====================

------------------
* Represents a party-in-interest to the Plan.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
 (a)     IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
           LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
       Guaranteed investment contracts -  insurance companies:

       American Int'l Life ICON
         Contract No. GIC-18305               Interest rate: 5.73%
                                              Maturity date: 11/06/2003       $           7,891,160  $         7,891,160
       John Hancock Mutual Life Ins. Co.
         Contract No. GAC-14500               Interest rate: 5.90%                        7,792,528             7,792,528
                                              Maturity date: 02/10/2004

       New York Life Insurance Co.
         Contract No. GA30681                 Interest rate: 6.75%                        6,329,548             6,329,548
                                              Maturity Date: 04/02/2001

       Principal Mutual Life Ins. Co.
         Contract No. 4238722                 Interest rate: 7.03%                        5,083,389             5,083,389
                                              Maturity date: 09/29/2003

       Travelers Insurance Co.
         Contract No. GR17755                 Interest rate: 7.10%                        3,050,549             3,050,549
                                              Maturity date: 07/31/2003       ---------------------  -------------------

                Total Guaranteed Investment Contracts - Contract Value        $          30,147,174  $        30,147,174
                                                                              =====================  ===================

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
    (a)  IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
           LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
       Synthetic Investment Contracts**:
       AIG Financial Products
       (3 contracts)
         Contract No. 143308               Wrapper Contract                                          $                 34
                                           GT 1996-4 A4                                                           298,784
                                                                                                                ---------
                                           Total Contract Value               $             298,818               298,818
                                             Interest rate: 6.68%
                                             Maturity date: 03/15/2001

         Contract No. 180162               Wrapper Contract                                                        (1,048)
                                           American Express 97-1 (A)                                            5,056,373
                                                                                                                ---------
                                           Total Contract Value                           5,055,325             5,055,325
                                             Interest rate: 5.95%
                                             Maturity date: 09/16/2002

         Contract No. 212753               Wrapper Contract                                                        66,812
                                           First USA 1997-6 (A) FUSAM                                           7,063,397
                                                                                                                ---------
                                           Total Contract Value                           7,130,209             7,130,209
                                             Interest rate: 5.40%
                                             Maturity date: 07/17/2002

       Chase Manhattan Bank
       (6 contracts)

         Contract No. 400176               Wrapper Contract                                                        (8,345)
                                           Sears 96-1 (A) SCAMT                                                 3,129,705
                                                                                                                ---------
                                           Total Contract Value                           3,121,360             3,121,360
                                             Interest rate: 6.99%
                                             Maturity date: 03/15/2002

         Contract No. 400180               Wrapper Contract                                                       (80,184)
                                           FH R 1697 PH                                                         7,516,350
                                                                                                                ---------
                                           Total Contract Value                           7,436,166             7,436,166
                                             Interest rate: 7.10%
                                             Maturity date: 02/18/2003

------------------
** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
   (a)   IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
           LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
         Contract No. 401271               Wrapper Contract                                                         3,225
                                           CITIBANK CC TRST 98-1 A
                                           CCIMT                                                                5,130,970
                                                                                                     --------------------
                                           Total Contract Value                           5,134,195             5,134,195
                                             Interest rate: 4.89%
                                             Maturity date: 01/15/2001

         Contract No. 401079               Wrapper Contract                                                        10,904
                                           Autonation 00-A (A3) ANRC

                                             MBIA                                                               5,101,626
                                                                                                     --------------------
                                           Total Contract Value                           5,112,530             5,112,530
                                             Interest rate: 5.91%
                                             Maturity date: 01/15/2003

         Contract No. 401080               Wrapper Contract                                                         5,230
                                           FH 1615 G 5.5% 12/07 CMO
                                           PAC-1                                                                4,569,290
                                                                                                     --------------------
                                           Total Contract Value                           4,574,520             4,574,520
                                             Interest rate: 6.01%
                                             Maturity date: 01/15/2003

         Contract No. 434193               Wrapper Contract                                                      (241,798)
                                           FEDHMLN: 6.875% 1/15/05                                              5,361,607
                                                                                                     --------------------
                                           Total Contract Value                           5,119,809             5,119,809
                                             Interest rate: 7.13%
                                             Maturity date: 01/17/2005

       Deutsche Bank AG (2 contracts)
          Contract No. FID-PUP-2           Wrapper Contract
                                           Fannie Mae 5.125% 2/13/04                                              (85,586)
                                                                                                     --------------------
                                           Total Contract Value                                                 6,026,167
                                             Interest rate: 6.18%                         5,940,581             5,940,581
                                             Maturity date: 02/13/2004

          Contract No. FID-PUP-1           Wrapper Contract                                                       128,931
                                           FN93 225-TH 6% 6/23 PAC-I                                            7,004,340
                                                                                                     --------------------
                                           Total Contract Value                           7,133,271             7,133,271
                                             Interest rate: 5.55%
                                             Maturity date: 06/25/2007

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
         IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
 (a)       LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
       Monumental Life Ins. Co ABS
       Insurance Co. (8 contracts)
         Contract No. BDA00379TR-02        Wrapper Contract                                                        11,362
                                           Premier Auto Trust 1998-1 A4                                         4,108,270
                                                                                                     --------------------
                                           Total Contract Value                           4,119,632             4,119,632
                                             Interest rate: 5.70%
                                             Maturity date: 04/08/2002


         Contract No. BDA00379TR-04        Wrapper Contract                                                        34,712
                                           Chase Manhattan Auto Trust
                                            1998-B                                                              4,402,762
                                                                                                     --------------------
                                           Total Contract Value                           4,437,474             4,437,474
                                             Interest rate: 5.25%
                                             Maturity date: 09/16/2002


         Contract No. BDA00379TR-05        Wrapper Contract                                                        76,930
                                           Gen. Elec. Mtn. 5.35% 11/18/02                                       5,037,414
                                                                                                     --------------------
                                           Total Contract Value                           5,114,344             5,114,344
                                             Interest rate: 4.93%
                                             Maturity date: 11/18/2002


         Contract No. BDA00379TR-07        Wrapper Contract                                                        52,707
                                           DISCOVER 1999-1 (A) DCMT                                             7,078,905
                                                                                                     --------------------
                                           Total Contract Value                           7,131,612             7,131,612
                                             Interest rate: 5.33%
                                             Maturity date: 02/15/2002

         Contract No. BDA00379TR-09        Wrapper Contract                                                        35,575
                                           FN 94-30H 6.25% 11/22 CMO PACI                                       5,038,542
                                                                                                     --------------------
                                           Total Contract Value                          5,074,117              5,074,117
                                             Interest rate: 5.94%
                                             Maturity date: 04/25/2007

       Contract No. BDA00379TR-14          Wrapper Contract
                                           DCAT00-D A3 6.66% 1 05                                                 (68,482)
                                                                                                                4,072,020
                                                                                                     --------------------
                                           Total Contract Value                           4,003,538             4,003,538
                                             Interest rate: 6.79%
                                             Maturity date: 09/08/2003

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
         IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
 (a)       LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
         Contract No. BDA00379TR-13        Wrapper Contract                                                      (197,601)
                                           FNR 98-36 PM 6.25%                                                   5,076,042
                                                                                                     --------------------
                                           Total Contract Value                           4,878,441             4,878,441
                                             Interest rate: 7.19%
                                             Maturity date: 10/18/2006


         Contract No. BDA00379TR-11        Wrapper Contract                                                      (254,911)
                                           FEDHMLN 7% 2/15/2003                                                10,537,844
                                                                                                     --------------------
                                           Total Contract Value                          10,282,933            10,282,933
                                             Interest rate: 6.95%
                                             Maturity date: 02/18/2003


       Morgan Guaranty (3 contracts)       Wrapper Contract                                                       (59,371)
         Contract No. Upjohn2A             MBNA 97-F (A) MBNAM                                                  6,075,680
                                                                                                     --------------------
                                           Total Contract Value                           6,016,309             6,016,309
                                             Interest rate: 6.69%
                                             Maturity date: 06/17/2002


         Contract No. Upjohn04             Wrapper Contract                                                         9,203
                                           Newcourt 1998-1 (A3) NETS                                            2,347,528
                                                                                                     --------------------
                                           Total Contract Value                           2,356,731             2,356,731
                                             Interest rate: 5.29%
                                             Maturity date: 12/20/2001



         Contract No. Upjohn05A            Wrapper Contract
                                           CSFB 00-C1 A1 7.235%                                                  (120,011)
                                                                                                                5,126,848
                                                                                                     --------------------
                                           Total Contract Value                           5,006,837             5,006,837
                                             Interest rate: 7.05%
                                             Maturity date: 07/15/2008


       Rabobank Nederland (3 contracts)    Wrapper Contract                                                        41,690
         Contract No. UPJ109801            FH R1630 PG 5.75 4/20 PAC-I                                          4,706,954
                                                                                                     --------------------
                                           Total Contract Value                           4,748,644             4,748,644
                                             Interest rate: 5.15%
                                             Maturity date: 11/15/2002



         Contract No. UPJ110001            Wrapper Contract                                                       (31,290)
                                           CARAT (GM) 2000-2 (A4)
                                             CARAT                                                              4,043,452
                                                                                                      -------------------
                                           Total Contract Value                           4,012,162             4,012,162
                                             Interest rate: 6.58%
                                             Maturity date: 12/16/2002

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
         IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
 (a)       LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
         Contract No. UPJ050001            Wrapper Contract                                                     (257,971)
                                           USTN 5.75% 4/30/03                                                  7,163,016
                                                                                                     --------------------
                                           Total Contract Value                           6,905,045            6,905,045
                                             Interest rate: 6.89%
                                             Maturity date: 04/30/2003

*       State Street Bank & Trust Co.       Wrapper Contract                                                       6,335
        (4 contracts)                      FNR 1993-41 PG                                                      2,898,165
                                                                                                     --------------------
         Contract No. 98114                Total Contract Value                           2,904,500            2,904,500
                                             Interest rate: 5.88%
                                             Maturity date: 06/25/2002

         Contract No. 98006                Wrapper Contract                                                       10,971
                                           FHR 1564 G                                                          3,341,987
                                                                                                     --------------------
                                           Total Contract Value                           3,352,958            3,352,958
                                             Interest rate: 5.82%
                                             Maturity date: 02/18/2003

         Contract No. 98054                Wrapper Contract                                                        8,700
                                           FHR 1618 G                                                          3,946,820
                                                                                                     --------------------
                                           Total Contract Value                           3,955,520            3,955,520
                                             Interest rate: 5.87%
                                             Maturity date: 06/15/2003

         Contract No. 98115                Wrapper Contract                                                       12,968
                                           FHR 1606 G                                                          5,006,956
                                                                                                     --------------------
                                           Total Contract Value                           5,019,924            5,019,924
                                             Interest rate: 5.84%
                                             Maturity date: 10/15/2002

       UBS AG
       (5 contracts)
         Contract No. 2315                 Wrapper Contract                                                       (10,475)
                                           AMCAR 1997-D A3                                                      3,414,769
                                                                                                      -------------------
                                           Total Contract Value                           3,404,294             3,404,294
                                             Interest rate: 6.73%
                                             Maturity date: 10/07/2002

------------------
* Represents a party-in-interest to the Plan.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
         IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
 (a)       LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
         Contract No. 2316                 Wrapper Contract                                                      (55,231)
                                           Dayton Hudson 97-1 (A) DHMT                                         5,540,104
                                                                                                     --------------------
                                           Total Contract Value                           5,484,873            5,484,873
                                             Interest rate: 6.55%
                                             Maturity date: 10/25/2002

         Contract No. 2472                 Wrapper Contract                                                        5,975
                                           FNR 1994-85 E                                                       1,776,263
                                                                                                     --------------------
                                           Total Contract Value                           1,782,238            1,782,238
                                             Interest rate: 5.46%
                                             Maturity date: 12/26/2001

         Contract No. 2605                 Wrapper Contract                                                       37,743
                                           HFCMC 99-PHI (A1) 6.5%                                              4,562,674
                                                                                                     --------------------
                                           Total Contract Value                           4,600,417            4,600,417
                                             Interest rate: 5.99%
                                             Maturity date: 02/15/2008

         Contract No. 2718                 Wrapper Contract                                                     (70,705)
                                           FHLMC GLBL 6.250% 10/15/02                                          5,120,673
                                                                                                     --------------------
                                           Total Contract Value                          5,049,968             5,049,968
                                             Interest rate: 6.47%
                                             Maturity date: 10/15/2002

       West Deutsche Landesbank            Wrapper Contract                                                       33,267
       (4 contracts)                       CMAC 98-C2 A1 5.8% 3/06                                             4,249,792
                                                                                                     --------------------
         Contract No. WLB6113              Total Contract Value                           4,283,059            4,283,059
                                             Interest rate: 5.86%
                                             Maturity date: 07/15/2005

         Contract No. WLB6146              Wrapper Contract                                                      (79,979)
                                           PP&L 1999-1 (A4) PPL                           5,011,521            5,091,500
                                                                                                     --------------------
                                           Total Contract Value                                                5,011,521
                                              Interest rate: 6.76%
                                              Maturity date: 12/26/2003

         Contract No. WLB6205              Wrapper Contract                                                      (43,472)
                                           PNC Student Ln 97-2 (A5)
                                           PNCSL                                                               4,066,687
                                                                                                     --------------------
                                           Total Contract Value                           4,023,215            4,023,215
                                              Interest rate: 7.21%
                                              Maturity date: 07/25/2002


                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000


EIN# 38-1123360
Plan# 002

                                                        (c)
                                              DESCRIPTION OF INVESTMENT
                     (b)                  INCLUDING MATURITY DATE, RATE OF
(a)      IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR                (d)                   (e)
           LESSOR, OR SIMILAR PARTY                    MATURITY                         COST              CURRENT VALUE
         Contract No. WLB6202              Wrapper Contract                                                      (137,350)
                                           FHR 1243 P 7.2% 4/07 PAC-I                                           5,139,349
                                                                                                           --------------
                                           Total Contract Value                           5,001,999             5,001,999
                                                                                     --------------        --------------
                                             Interest rate: 7.46%
                                             Maturity date: 06/15/2006

                Total Synthetic Investment Contracts  - Contract Value               $  184,019,089        $  184,019,089
                                                                                     --------------        --------------

                Total Investment Contracts                                           $  214,166,263        $  214,166,263
                                                                                     --------------        --------------
       Participant loans:
         Participant loans                    Interest rate: 7% - 10.5%              $            -        $   30,157,358
                                                                                     --------------        --------------

                Total Investments                                                    $1,141,144,011        $1,897,470,750
                                                                                     ==============        ==============

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         Schedule of Reportable Transactions

                      For the Year Ended December 31, 2000


             (a)               (b)
         IDENTIFY OF      DESCRIPTION OF     NUMBER OF          (c)             (d)            (e)
       PARTY INVOLVED         ASSET         TRANSACTIONS   PURCHASE PRICE  SELLING PRICE  LEASE RENTAL
       --------------         -----         ------------   --------------  -------------  ------------
*     Pharmacia          Pharmacia                20           22,507,086              -              -
      Corporation        Corporation             110                    -     48,476,491              -
                         Common Stock
*     State Street       Short-Term              209          108,124,262              -              -
      Bank & Trust       Investment Fund         315                    -    110,313,575              -
      Company

                            (f)                                (h)
                          EXPENSE                       CURRENT VALUE OF          (i)
                       INCURRED WITH         (g)            ASSET ON          NET GAIN OR
                        TRANSACTION     COST OF ASSET   TRANSACTION DATE        (LOSS)
                        -----------     -------------   ----------------        ------
                                     -     22,507,086           22,507,086                -
                                     -     13,472,384           48,476,491       35,004,107

                                     -    108,124,262          108,124,262                -
                                     -    110,313,575          110,313,575                -


------------------
* Represents a party-in-interest to the Plan.

                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-34344) of Pharmacia Corporation of our report dated June 13, 2001 relating to the financial statements of the Pharmacia & Upjohn Employee Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP



Florham Park, New Jersey
June 29, 2001